Officer Certification

I, Andrew Lin, certify that:

(1) the balance sheet of Handies Douzo LLC included in this Form is true and complete in all material respects; and

(2) the tax return information of Handies Douzo LLC has not been included in this Form as the issuer has only been formed on April 8, 2019 and has not filed a tax return to date.

DocuSigned by:

381A4BA7D6344A2...

Name: Andrew Lin
Title: Manager